Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-197490 on Form S-8 and Registration Statement Nos. 333-203108, 333-207146, and 333-214037 on Form S-3 of our report dated February 14, 2017, relating to the financial statements of Caesars Acquisition Company ("CAC") (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (1) CAC being a defendant in litigation relating to certain transactions with related parties and (2) CAC and Caesars Entertainment Corporation entering into an Agreement and Plan of Merger, pursuant to which, among other things, CAC plans to merge with and into Caesars Entertainment Corporation), appearing in this Annual Report on Form 10-K of Caesars Acquisition Company for the year ended December 31, 2016.

/s/ Deloitte & Touche LLP
Las Vegas, Nevada
February 14, 2017